SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

CIFC CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

Andrew Intrater

DFR Holdings, LLC

c/o Renova U.S. Management LLC

900 Third Avenue, 19th Floor

New York, New York 10022

(212) 418-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12547R105	13D/A	Page 2 of 12

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,677,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.8%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 3 of 12

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,677,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.8%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 4 of 12

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,677,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.8%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 5 of 12

1.	NAME OF REPORTING PERSON: Mayflower Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,677,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.8%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 6 of 12

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,677,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.8%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 7 of 12

This Amendment No. 3 on Schedule 13D (“Amendment No. 3”) amends and supplements the cover pages and Items 3, 4, 5 and 6 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011 and Amendment No. 2 to the Schedule 13D filed with the Commission on April 15, 2011 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Corp., a Delaware corporation (the “Issuer”), filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funding of the purchase of the shares of Common Stock will be obtained from DFR Holdings contributed capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to a Stock Purchase Agreement, dated as of December 2, 2013 (the “Stock Purchase Agreement”), by and between DFR Holdings and CIFC Parent Holdings LLC, a Delaware limited liability company (“CIFC Parent”), CIFC Parent has agreed to sell, and DFR Holdings has agreed to buy, subject to the terms and conditions of the Stock Purchase Agreement, all of the 9,090,909 shares of Common Stock held by CIFC Parent for a per share purchase price of $9.00, for an aggregate purchase price of $81,818,181. Pursuant to the Stock Purchase Agreement, DFR Holdings also agreed to acquire up to 3,000,000 shares of Common Stock for a per share purchase price of $9.00 from GE Capital Equity Investments, Inc., a Delaware corporation (“GECEII”), if it exercises certain tag-along rights pursuant to the Investment Agreement, dated as of September 24, 2012, by and between GECEII and the Issuer (the “GE Investment Agreement”) and the letter agreement, dated as of September 24, 2012, by and among GECEII, DFR Holdings and CIFC Parent (the “GE Side Letter” and, together with the GE Investment Agreement, the “GE Documents”). The Stock Purchase Agreement requires that the three directors of the Issuer designated by CIFC Parent resign from the Issuer’s board of directors effective upon the closing of the transaction. The closing of the transactions contemplated by the Stock Purchase Agreement is subject to the satisfaction and/or waiver of customary closing conditions. The Stock Purchase Agreement contains a mutual release of certain claims.

The foregoing description of the Stock Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Upon the closing of the transactions contemplated by the Stock Purchase Agreement, the Second Amended and Restated Stockholders Agreement, dated as of September 24, 2012, by and among the Issuer, CIFC Parent and DFR Holdings (the “Stockholders Agreement”) will terminate with respect to CIFC Parent (other than the provisions of Section 4.1 thereof, which will continue for twelve (12) months), and the Issuer and DFR Holdings have entered into the Third Amended and Restated Stockholders Agreement, dated as of December 2, 2013, which will become effective when the closing of the transactions contemplated by the Stock Purchase Agreement occurs (the “Amended and Restated Stockholders Agreement”).

Pursuant to the Amended and Restated Stockholders Agreement, the size of the Board will continue to consists of eleven directors, comprised of (i) six directors designated by DFR Holdings, (ii) three directors nominated by the Nominating Committee of the Board and who must qualify as independent directors, (iii) the Issuer’s chief executive officer, and (iv) a director nominated by the Nominating Committee of the Board.

CUSIP No. 12547R105	13D/A	Page 8 of 12

So long as DFR Holdings owns at least 50% of the outstanding Common Stock (assuming conversion of the Convertible Notes), it has the right to designate six directors to the Board. So long as DFR Holdings owns at least 40% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate five directors. So long as DFR Holdings owns at least 30% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate four directors. So long as DFR Holdings owns at least 10% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate two directors. So long as DFR Holdings owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate one director. If DFR Holdings owns less than the minimum percentage necessary for the designation of directors as set forth above as a result of dilution of the Common Stock (other than dilution resulting from new issuances of equity interests or securities for which DFR Holdings has certain preemptive rights), the Issuer must provide DFR Holdings the opportunity to purchase an amount of Common Stock to cure such deficiency.

DFR Holdings has the right to designate two directors to the Nominating Committee of the Board so long as it owns at least 40% of the outstanding Common Stock (assuming conversion of the Convertible Notes) and DFR Holdings has the right to designate one director to the Nominating Committee of the Board so long as it has the right to designate at least two directors to the Board.

So long as DFR Holdings owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), if the Issuer proposes to issue any securities (subject to specified exceptions), including shares of Common Stock, other capital stock or convertible securities, then DFR Holdings has the right to purchase in such issuance the number of securities up to its current ownership percentage of the Issuer at the same purchase price as the Issuer’s proposed issuance to other purchasers.

Pursuant to the Amended and Restated Stockholders Agreement, the Issuer agreed to elect to be a “controlled company” as defined by Rule 5615(c) of the Nasdaq Listing Rules and agreed that it will continue to elect to be a controlled company for so long as DFR Holdings holds over 50% of the outstanding Common Stock. In connection with the Amended and Restated Stockholders Agreement, and for so long as DFR Holdings holds over 50% of the outstanding Common Stock, it is required to take all action necessary for the Issuer to be able to be treated as a “controlled company” and make all necessary filings and disclosures associated therewith.

The Amended and Restated Stockholders Agreement includes a standstill provision pursuant to which DFR Holdings’ aggregate beneficial ownership of Common Stock and other voting securities may not be equal to or greater than 90%. Subject to certain exceptions (including, without limitation, any acquisitions consented to by a majority of the independent directors of the Board), DFR Holdings may not acquire Common Stock or other voting securities that would result in its ownership of Common Stock and other voting securities to be equal to or greater than 90%. The standstill provisions remain in effect until the earliest to occur of (i) entry by the Issuer into a definitive agreement providing for a change of control transaction, and (ii) the date that DFR Holdings owns less than 5% of the outstanding Common Stock.

The Amended and Restated Stockholders Agreement continues in effect until the earlier of (i) termination by written agreement of the Issuer and DFR Holdings, and (ii) such time as DFR Holdings holds less than 5% of the outstanding Common Stock (after giving effect to any cure purchase rights). The description of the Amended and Restated Stockholders Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 3, DFR Holdings directly holds 4,545,455 shares of Common Stock, which constitutes approximately 21.9% of the outstanding shares of Common Stock.1 However, DFR Holdings may

[1]	Based on 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2013 (the “Quarterly Report”).

CUSIP No. 12547R105	13D/A	Page 9 of 12

be deemed to beneficially own 17,768,595 shares of Common Stock, which constitutes approximately 71.3% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.2 Of these shares of Common Stock, (i) 4,545,455 shares are shares of Common Stock directly held by DFR Holdings, (ii) 9,090,909 shares are shares of Common Stock attributable to the CIFC Persons (as defined below),3 which DFR Holdings may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own (see below for more information) and which DFR Holdings has agreed to buy pursuant to the Stock Purchase Agreement and (iii) 4,132,231 shares are shares of Common Stock issuable by the Issuer to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes.

Due to their relationships with each other and with DFR Holdings, each of Bounty, Santa Maria, Mayflower and TZ may also be deemed to be the beneficial owners of the 17,768,595 shares of Common Stock beneficially owned by DFR Holdings.

Upon the closing of the transactions contemplated by the Stock Purchase Agreement and assuming GECEII exercises its tag-along rights under the GE Documents in full, DFR Holdings will directly hold 16,636,364 shares of Common Stock, representing 73.0%4 of the outstanding Shares of the Issuer, and will beneficially own an additional 4,132,231 shares of Common Stock issuable by the Issuer to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes, collectively representing 77.2% of the outstanding Shares of the Issuer.5

The CIFC Persons and Reporting Persons, by virtue of the Stockholders Agreement, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Common Stock attributable to the CIFC Persons. The Reporting Persons and the CIFC Persons acknowledge that they are acting as a “group” for the purpose of causing CIFC Corp. to qualify as a controlled company under applicable NASDAQ rules.

The “CIFC Persons” are (i) CIFC Parent, (ii) Charlesbank CIFC Holdings, LLC, a Delaware limited liability company, (iii) Charlesbank Equity Fund V, Limited Partnership, a Massachusetts limited partnership, (iv) Charlesbank Equity Fund VI, Limited Partnership, a Massachusetts limited partnership, (v) CB Offshore Equity Fund VI, L.P., a Cayman Islands exempt limited partnership, (vi) Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership, (vii) Charlesbank Equity Coinvestment Fund VI, Limited Partnership, a Massachusetts limited partnership and (viii) Charlesbank Capital Partners, LLC, a Massachusetts limited liability company.

[2]	Based on 24,908,259 Shares outstanding, which include (i) 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report and (ii) 4,132,231 Shares issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.
[3]	As reported on Schedule 13D filed by CIFC Parent on April 13, 2011 (the “CIFC Schedule 13D”).
[4]	Based on 22,776,028 Shares outstanding, which include (i) 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report and (ii) 2,000,000 shares of Common Stock to be issued to GECEII pursuant to a warrant issued by the Issuer to GECEII on September 24, 2012 (the “Warrant”) and filed as Exhibit 10.4 to the Issuer’s periodic report on Form 8-K filed on September 25, 2012.
[5]	Based on 26,908,259 Shares outstanding, which include (i) 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report, (ii) 2,000,000 shares of Common Stock to be issued to GECEII pursuant to the Warrant and (iii) 4,132,231 Shares issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.

CUSIP No. 12547R105	13D/A	Page 10 of 12

(b) Each Reporting Person may be deemed to have shared voting power with respect to 17,768,595 shares of Common Stock, including 4,545,455 shares of Common Stock, 4,132,231 shares of Common Stock issuable upon the conversion of $25 million in aggregate principal amount of the Convertible Notes owned by DFR Holdings and 9,090,909 shares of Common Stock attributable to the CIFC Persons. Each Reporting Person may be deemed to have shared dispositive and investment power with respect to 8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes. None of the Reporting Persons owns any shares of Common Stock over which it has sole voting, disposition or investment power.

Each of the CIFC Persons may be deemed to have shared voting power with respect to 17,768,595 shares of Common Stock, including 9,090,909 shares of Common Stock, 4,132,231 shares of Common Stock attributable to the Reporting Persons upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes owned by DFR Holdings and 4,545,455 shares of Common Stock attributable to the Reporting Persons. According to the CIFC Schedule 13D, each CIFC Person may be deemed to have shared dispositive and investment power with respect to 9,090,909 shares of Common Stock. According to the CIFC Schedule 13D, each of the CIFC Persons has sole voting, disposition or investment power over 9,090,909 shares of Common Stock owned by CIFC Parent.

Upon the closing of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons and the CIFC Persons will cease acting as a “group” for the purpose of causing the Issuer to qualify as a “controlled company” under applicable NASDAQ Marketplace rules.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, CIFC Parent has agreed to sell, and DFR Holdings has agreed to buy, subject to the terms and conditions of the Stock Purchase Agreement, all of the 9,090,909 shares of Common Stock held by CIFC Parent for a per share purchase price of $9.00, for an aggregate purchase price of $81,818,181. Pursuant to the Stock Purchase Agreement, DFR Holdings also agreed to acquire up to 3,000,000 shares of Common Stock for a per share purchase price of $9.00 from GECEII if it exercises certain tag-along rights pursuant to the GE Documents. The Stock Purchase Agreement requires that the three directors of the Issuer designated by CIFC Parent resign from the Issuer’s board of directors effective upon the closing of the transaction. The closing of the transactions contemplated by the Stock Purchase Agreement is subject to the satisfaction and/or waiver of customary closing conditions. The Stock Purchase Agreement contains a mutual release of certain claims.

The foregoing description of the Stock Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Amended and Restated Stockholders Agreement

Pursuant to the Amended and Restated Stockholders Agreement, the size of the Board will continue to consists of eleven directors, comprised of (i) six directors designated by DFR Holdings, (ii) three directors nominated by the Nominating Committee of the Board and who must qualify as independent directors, (iii) the Issuer’s chief executive officer, and (iv) a director nominated by the Nominating Committee of the Board.

CUSIP No. 12547R105	13D/A	Page 11 of 12

So long as DFR Holdings owns at least 50% of the outstanding Common Stock (assuming conversion of the Convertible Notes), it has the right to designate six directors to the Board. So long as DFR Holdings owns at least 40% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate five directors. So long as DFR Holdings owns at least 30% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate four directors. So long as DFR Holdings owns at least 10% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate two directors. So long as DFR Holdings owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), DFR Holdings has the right to designate one director. If DFR Holdings owns less than the minimum percentage necessary for the designation of directors as set forth above as a result of dilution of the Common Stock (other than dilution resulting from new issuances of equity interests or securities for which DFR Holdings has certain preemptive rights), the Issuer must provide DFR Holdings the opportunity to purchase an amount of Common Stock to cure such deficiency.

DFR Holdings has the right to designate two directors to the Nominating Committee of the Board so long as it owns at least 40% of the outstanding Common Stock (assuming conversion of the Convertible Notes) and DFR Holdings has the right to designate one director to the Nominating Committee of the Board so long as it has the right to designate at least two directors to the Board.

So long as DFR Holdings owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), if the Issuer proposes to issue any securities (subject to specified exceptions), including shares of Common Stock, other capital stock or convertible securities, then DFR Holdings has the right to purchase in such issuance the number of securities up to its current ownership percentage of the Issuer at the same purchase price as the Issuer’s proposed issuance to other purchasers.

Pursuant to the Amended and Restated Stockholders Agreement, the Issuer agreed to elect to be a “controlled company” as defined by Rule 5615(c) of the Nasdaq Listing Rules and agreed that it will continue to elect to be a controlled company for so long as DFR Holdings holds over 50% of the outstanding Common Stock. In connection with the Amended and Restated Stockholders Agreement, and for so long as DFR Holdings holds over 50% of the outstanding Common Stock, it is required to take all action necessary for the Issuer to be able to be treated as a “controlled company” and make all necessary filings and disclosures associated therewith.

The Amended and Restated Stockholders Agreement includes a standstill provision pursuant to which DFR Holdings’ aggregate beneficial ownership of Common Stock and other voting securities may not be equal to or greater than 90%. Subject to certain exceptions (including, without limitation, any acquisitions consented to by a majority of the independent directors of the Board), DFR Holdings may not acquire Common Stock or other voting securities that would result in its ownership of Common Stock and other voting securities to be equal to or greater than 90%. The standstill provisions remain in effect until the earliest to occur of (i) entry by the Issuer into a definitive agreement providing for a change of control transaction, and (ii) the date that DFR Holdings owns less than 5% of the outstanding Common Stock.

The Amended and Restated Stockholders Agreement continues in effect until the earlier of (i) termination by written agreement of the Issuer and DFR Holdings, and (ii) such time as DFR Holdings holds less than 5% of the outstanding Common Stock (after giving effect to any cure purchase rights). The description of the Amended and Restated Stockholders Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement, dated as of December 3, 2013, by and among the Reporting Persons.*

2.	Stock Purchase Agreement, dated as of December 2, 2013, by and between CIFC Parent Holdings LLC and DFR Holdings, LLC. *

3.	Amended and Restated Stockholders Agreement, dated as of December 2, 2013, by and among CIFC Corp. and DFR Holdings, LLC. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 3, 2013).

*	Filed herewith.

CUSIP No. 12547R105	13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2013

DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact